GUILFORD FABRIC
                     GUILFORD MILLS, INC. o GREENSBORO, NC
          P.O. Box 26969 o Greensboro, NC 27419-6969 o (336) 316-4000


                                                                 March 8, 2004

Dear 401(k) Plan Participant

Re: Tender Offer for Guilford Mills, Inc. ESOP Shares in the 401(k) Plan

On February 27, 2004, you received a press release and/or heard a voicemail message from John Emrich talking about how pleased he was to announce that Guilford Mills has entered into an agreement for an affiliate of Cerberus Capital Management to acquire Guilford Mills. This notice is for those associates who hold shares of Guilford Mills, Inc. stock within the 401(k) Savings and Investment Plan. If consummated, the acquisition of Guilford Mills by Cerberus will be implemented through a cash tender offer to purchase all of the shares of Guilford Mills stock (including the ESOP shares in the 401(k)
Plan) and a subsequent merger. The following information is to help clarify any questions you may have regarding the tender offer. o You will be receiving shortly, tender offer materials from GMI Merger Corporation (the corporation Cerberus organized for the purpose of acquiring
      Guilford Mills), relating to the offer to purchase your shares of Guilford Mills stock at a price of $19.00 per share.

o The tender offer materials will include an Offer to Purchase, a letter to the stockholders of Guilford from Michael T. Monahan, Chairman of the Board, and John A. Emrich, Chief Executive Officer, and the Guilford Mills Solicitation/Recommendation Statement on Schedule 14D-9.

o The number of shares you own will be indicated in the information you receive. If the shares you own are not indicated, please refer to your 401(k) account where the Guilford Mills ESOP shares are listed as units. To make an accurate comparison, there are approximately 5.73 units to every share.

o If you choose to tender your shares, you will need to fill out and return the instruction form that will be included with the information you receive. You have until Midnight, Eastern Time, April 1, 2004 to fill out and return the form (envelope will be provided), unless the deadline is extended.

o If you hold shares of Guilford Mills, Inc. stock outside of the 401(k) Savings and Investment Plan, you will receive a separate packet of information that relates to those shares. If you intend to tender those shares, you will need to fill out and return the forms relating to those shares as well.

o If you misplace the envelope, following is the address of where you will need to return your completed form(s):

                                 EQUISERVE TRUST
                                CORPORATE ACTIONS
                                  PO BOX 43014
                            PROVIDENCE, RI 02940-3014

o If the majority of shareholders agree to tender their shares and the subsequent merger is completed, your shares will be exchanged for cash in your 401(k) account. This cash will then be reallocated to the default fund, which will be the Stable Portfolio Group Trust, within the 401(k) Savings and Investment Plan. As always, you have the option at anytime to reallocate money from one investment to another. You can do this by calling Wachovia Participant Services at 1-800-377-9188 or logging into your account at www.wachovia.com/401k.

o If you do not tender your shares, and the tender offer and subsequent merger are completed, you may experience a delay in the exchange of your shares for cash.

This letter is not intended to be, nor should it be construed as, a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Guilford Mills' stock. The decision of whether to tender your shares of Guilford Mills' stock rests solely with you. I encourage you to review the materials you will receive very carefully. If you have any questions, you may direct them to your local human resources representative.

Sincerely,

/s/ Ryan Whitehead

Ryan Whitehead
Guilford Mills, Inc.